UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

IDEARC INC.
(Exact name of registrant as specified in its charter)

Delaware	20-5095175
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

2200 West Airfield Drive, P.O. Box 619810
D/FW Airport, TX	75261
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.  Description of Registrant’s Securities to be Registered.

General

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”) common stock, par value of $0.01 per share (the “Common Stock”), of Idearc Inc. (the “Company”) being issued upon the effective date (“Effective Date”) under the Company’s First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code (the “Plan”).  On the Effective Date, the Company will file with the State of Delaware an Amended and Restated Certificate of Incorporation (the “Certificate”).  The Common Stock replaces the Company’s prior common stock registered under Section 12(b) of the Act (which prior common stock will be cancelled as of the Effective Date). The following description of the capital stock of the Company is qualified in its entirety by the Certificate and the Amended and Restated By-laws of the Company (the “By-laws”), which are attached as Exhibits 3.1 and 3.2, respectively, to this Registration Statement, and incorporated herein by reference.

The following describes matters to be in effect upon the Company’s emergence from bankruptcy pursuant to the Plan, does not purport to be complete, and is subject to and qualified by the full terms of the capital stock, as set forth in the Exhibits to this Registration Statement that are incorporated by reference in this Item 1.

Authorized Capital Stock

The Company has authority to issue 60,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value  $0.01 per share (“Preferred Stock”).

Common Stock

Dividends.  Except as otherwise provided by law or the Certificate, the holders of Common Stock will be entitled to receive dividends and other distributions in cash, stock of any entity or property of the Company, when and as declared out of assets or funds of the Company legally available, at such times and in such amounts as the Board of Directors of the Company (the “Board”) may determine in its sole discretion.  The ability of the Board to declare dividends also will be subject to the rights of any holders of outstanding shares of Preferred Stock that may be outstanding from time to time, and the availability of sufficient funds under the Delaware General Corporation Law (“DGCL”) to pay dividends.

Liquidation Preference.  In the event of a liquidation, dissolution or winding up of the Company, after the payment in full of all amounts owed to creditors and holders of any outstanding shares of Preferred Stock that may be outstanding from time to time, the remaining assets of the Company will be distributed pro rata to the holders of Common Stock.  The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that may be outstanding from time to time that the Company may designate and issue in the future without stockholder approval.

Voting Rights.  Except as otherwise provided by law or the Certificate and subject to the rights of holders of any series of Preferred Stock that may be outstanding from time to time, all of the voting power of the stockholders of the Company will be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Company.

Conversion, Redemption and Preemptive Rights.  Holders of Common Stock have no conversion, redemption, sinking fund, preemptive, subscription, or similar rights.

Preferred Stock

The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, qualifications, preferences, privileges, powers, limitations or restrictions of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designations of such series, without further vote or action by the stockholders.  The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

Limitations on Directors’ Liability

The Certificate provides that no director will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: for any breach of the directors duty of loyalty; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for unlawful payment of a dividend or unlawful stock purchase or stock redemption; or for any transaction from which the director derived an improper personal benefit.  The effect of these provisions is to eliminate the Company’s rights and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of a fiduciary duty as a director, including breaches  resulting from grossly negligent behavior, except in the situations described above.

Anti-Takeover Provisions of the DGCL, Certificate, and By-laws

Provisions in the DGCL, Certificate, and By-laws may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company.  These provisions may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest.

Anti-Takeover Provisions of the DGCL.  The Company is subject to Section 203 of the DGCL.  In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•                  the Board of Directors approves the transaction in which such stockholder becomes an interested stockholder prior to the date the interested stockholder attains such status;

•                  upon consummation of the transaction that results in the stockholder becoming an interested stockholder, such stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  the business combination is approved by a majority of the Board and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock.

The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others: delaying, deferring or preventing a change in control; delaying, deferring or preventing the removal of existing management; deterring potential acquirers from making an offer to the stockholders of the Company; and limiting any opportunity of stockholders of the Company to realize premiums over prevailing market prices of the Common Stock in connection with offers by potential acquirers.  This could be the case even if a majority of the Company’s stockholders might benefit from a change of control or offer.

Certificate and By-law Provisions.  Our Certificate and By-laws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Stockholder Action.  Subject to the rights of holders of any series of Preferred Stock, the stockholders of the Company may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders, and the power of stockholders to consent in writing without a meeting is specifically denied.

Special Meetings.  Except as otherwise required by law, special meetings of stockholders of the Company may be called only by the Board pursuant to a resolution adopted by the affirmative vote of a majority of the Board or by a stockholder or stockholders holding in excess of 30% of the total number of shares of Common Stock entitled to vote on the matter to be brought before the proposed special meeting.

Advance Notice Procedures. Advance notice, as described in the By-laws is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.  Stockholders must comply with timing requirements and submit required information to the Company in advance of such meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services).

Item 2.   Exhibits.

Exhibit No.	Description

3.1	Form of Amended and Restated Certificate of Incorporation that shall become effective at 10:00 a.m. (Central time) on December 31, 2009.

3.2	Form of Amended and Restated By-laws that shall become effective at 10:00 a.m. (Central time) on December 31, 2009.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEARC INC.

	By:	/s/ Cody Wilbanks
		Name:	Cody Wilbanks
		Title:	Executive Vice President —
General Counsel and Secretary

Date: December 30, 2009

EXHIBIT INDEX

Exhibit No.	Description

3.1	Form of Amended and Restated Certificate of Incorporation that shall become effective at 10:00 a.m. (Central time) on December 31, 2009.

3.2	Form of Amended and Restated By-laws that shall become effective at 10:00 a.m. (Central time) on December 31, 2009.